
novozymes

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA


05006223
SEC MAIL
RECEIVED
PROCESSING
MAR 2005
WASH. D.C.
SECTION

4/2/2005

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

SUPPL

Kindly receive press releases nos. 1-2 (incl.) sent to the Copenhagen Stock Exchange in January, 2005.

PROCESSED
MAR 08 2005
THOMSON FINANCIAL

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

Novozymes A/S
Investor Relations
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR no.:
10 00 71 27


novozymes®

Stock exchange announcement

January 31, 2005

Novozymes A/S
Group financial statement for 2004

2004 was a very satisfactory year despite exchange rate movements. The results are significantly better than expected at the start of the year and are fully in line with the adjusted outlook published in October 2004. Net profit rose by 8% from DKK 726 million to DKK 782 million. Free cash flow was DKK 1,080 million. A new share buy-back programme worth DKK 650 million is being implemented for 2005.

- Sales in local currencies rose by 8%. Calculated in DKK, sales rose by 4% to DKK 6,024 million from DKK 5,803 million
- Operating profit increased by 11% to DKK 1,090 million from DKK 982 million. The operating profit margin was 18.1%, compared with 16.9% in 2003
- Profit before tax rose by just under 7% to DKK 1,081 million from DKK 1,015 million. Net financial costs were DKK 9 million, compared with net financial income of DKK 33 million in 2003
- Net profit rose by 8% to DKK 782 million from DKK 726 million. Earnings per share were DKK 11.20, an increase of 9%
- Free cash flow excluding acquisitions was DKK 1,080 million, compared with DKK 982 million in 2003. No acquisitions were made in 2004, whereas free cash flow including acquisitions was DKK 800 million in 2003
- Return on invested capital (ROIC) rose to 17.3% from 15.0% in 2003
- The share buy-back programme for 2004, worth a total of DKK 850 million, was completed straight after year-end

Outlook for 2005

If exchange rates remain at their current level for the rest of 2005, this must be expected to have an increasing effect on the market situation, although growth is expected in both sales and operating profit. Sales in local currencies are expected to increase by 6-7%. Calculated in DKK, sales are expected to rise by around 4%. Growth in operating profit calculated in local currencies is expected to exceed 10%. Calculated in DKK, operating profit is expected to rise by just below 6%. Net profit is expected to rise by around 5%. The outlook for free cash flow excluding acquisitions is DKK 750-850



million. It has been decided to implement additional share buy-backs worth DKK 650 million. Proposals submitted to the Annual Meeting of Shareholders include an additional write-down of the share capital in 2005 and payment of a dividend for 2004 of DKK 3.50 per share.

The outlook for 2005 has been calculated in accordance with the International Financial Reporting Standards (IFRS), as Novozymes will henceforth present its accounts based on IFRS. The transition to IFRS does not, however, have any impact on the growth.

Profit/loss and balance sheet

	Full year				% change	Q4		% change
(DKK million)	2004	2003	2002	2001	2004 / 2003	2004	2003	Q4/Q4
Net turnover	**6,024**	**5,803**	**5,642**	**5,271**	**4**	**1,504**	**1,430**	**5**
-Enzymes, etc.[1]	5,726	5,542	5,437	5,201	3	1,437	1,371	5
-Microorganisms	298	261	205	70	14	67	59	14
Gross profit	**3,179**	**3,004**	**2,908**	**2,755**	**6**	**755**	**750**	**1**
-Enzymes, etc.[1]	3,017	2,877	2,795	2,718	5	716	727	(2)
-Microorganisms	162	127	113	37	28	39	23	70
Operating profit (EBIT)	**1,090**	**982**	**947**	**904**	**11**	**254**	**253**	**0**
-Enzymes, etc.[1]	1,057	976	937	903	8	243	260	(7)
-Microorganisms	33	6	10	1	450	11	(7)	N/A
Operating profit margin	18.1%	16.9%	16.8%	17.2%	-	16.9%	17.7%	(5)
Net financials	(9)	33	(47)	(33)	-	7	8	(13)
Profit before tax	**1,081**	**1,015**	**900**	**871**	**7**	**261**	**261**	**-**
Tax	288	280	253	267	3	75	67	12
Minority interests	(11)	(9)	(3)	(2)	22	(12)	(7)	71
Net profit	**782**	**726**	**644**	**602**	**8**	**174**	**187**	**(7)**
Earnings per DKK 10 share	**11.20**	**10.24**	**8.87**	**8.15**	**9**	**2.53**	**2.66**	**(5)**
Average no. of A/B shares, diluted (million)	69.8	70.9	72.6	73.9	(2)	68.7	70.4	(2)
Free cash flow	**1,080**	**800**	**575**	**487**	**35**	**300**	**71**	**323**
Return on invested capital	17%	15%	13%	12%				
Shareholders' equity, end	3,860	4,144	4,155	4,058	-			
Total assets, end	7,134	7,633	8,350	8,453	-			

[1]Enzymes and pharmaceutical proteins.

Ave. number of A/B shares, diluted, is calculated using the method prescribed by IAS 33. Calculation of earnings per share also follows the same method. The accounting policies are unchanged from the Group financial statement for 2004 published on January 29, 2004. The accounts have been audited.

Profit/loss and balance sheet

The financial results are significantly better than expected at the start of the year, and are fully in line with the full-year outlook published on October 27, 2004 in connection with the Group financial statement for the first three quarters of 2004.

Net turnover

Net turnover rose by 4% to DKK 6,024 million from DKK 5,803 million in 2003. Growth calculated in local currencies was 8%.

Sales by geographical area

(DKK million)	2004	2003	% change	% currency impact	% change in local currencies
Europe, Middle East & Africa	2,679	2,645	1	(0)	1
North America	1,768	1,702	4	(8)	12
Asia Pacific	1,116	1,044	7	(7)	14
Latin America	461	412	12	(8)	20
Net turnover	6,024	5,803	4	(4)	8

Novozymes A/S
Investor Relations
2004-46221-01
Krogshoevej 36
2880 Bagsvaerd
Denmark
'Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Sales growth calculated in local currencies was satisfactory, with double-digit growth being achieved in all geographical areas except Europe, where growth in sales was negatively affected partly by trends in the American baking industry, which Novozymes' European distributors sell to, and partly by the market dynamics driven by exchange rate movements. Growth in Latin America continues to be characterised by increased sales within the feed industry, while sales to North America are showing high rates of growth, driven by increased sales to the fuel ethanol and brewing industries, and sales of microorganisms. The growth in sales in Asia Pacific is due in particular to increasing sales of enzymes to the textile industry and for animal feed, but detergent enzymes and enzymes for the starch and brewing industries are also showing healthy rates of growth.

Sales by industry

(DKK million)	Full year 2004	Full year 2003	% change	Q4 2004	Q4 2003	% change
Enzymes	5,726	5,542	3	1,437	1,371	5
-technical enzymes	3,553	3,493	2	862	865	(0)
-detergent enzymes	2,038	2,052	-1	483	506	(5)
-other technical enzymes	1,515	1,441	5	379	359	6
-food enzymes	1,439	1,413	2	371	329	13
-feed enzymes	734	636	15	204	177	15
Microorganisms	298	261	14	67	59	14
Net turnover	6,024	5,803	4	1,504	1,430	5

Sales of enzymes

Sales of **technical enzymes** rose by 2% compared with 2003. Sales of **detergent enzymes** were 1% below the figure for the equivalent period last year. Measured in local currencies, sales growth was slightly positive.

Sales in the fourth quarter of 2004 were 5% lower than in the same period of 2003, due in particular to the negative effect of the fall in the USD.

Sales of **other technical enzymes** rose by 5% but were severely hampered by unfavourable exchange rates, particularly for the USD. Sales of enzymes for the production of fuel ethanol continue to show high rates of growth, and sales of enzymes to the textile industry and sales of pharmaceutical proteins have also grown healthily.

Within other technical enzymes, it is again sales of enzymes for fuel ethanol which have grown significantly in the fourth quarter of 2004.

Sales of **food enzymes** rose by 2% compared with last year. Measured in local currencies, growth was more than 5%. Sales to the baking industry have been negatively affected throughout 2004 by lower bread consumption in the USA, while sales to the brewing industry in the USA have been favourably affected, partly due to an increase in the demand for low-carbohydrate beer produced using enzymes.

Sales for the fourth quarter of 2004 rose by 13%, compared with the equivalent period of last year. Taking the fourth quarter in isolation, sales were positively affected by stock building by one individual customer but severely hampered by the trend in the USD.

Sales of **feed enzymes** rose by 15% compared by 2003. Calculated in local currencies, sales growth was significantly higher, as an increasing proportion of sales is in USD and USD-related currencies. The market penetration of phytase products has reached a level where the rate of growth must be expected to be lower than the very high rates seen to date.

Novozymes A/S
Investor Relations
2004-46221-01

Krogshoevej 36
2880 Bagsvaerd
Denmark

'Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Sales rose by 15% in the fourth quarter of 2004, compared with the same period last year, primarily driven by increasing sales to China.

The long-term targets for growth in sales of enzymes are retained for the individual industries.

In November 2004 Novozymes entered into an alliance with the Belgian company Solvay Pharmaceuticals S.A. on the development and commercialisation of enzymes for treating patients with pancreatic enzyme deficiency.

Sales of microorganisms

Sales of **microorganisms** rose by 14% compared with 2003. Growth has been negatively affected by exchange rate movements, as this business segment is primarily USD-related, but positively affected by acquisitions made in 2003. Organic growth in turnover came in particular from sales within plant care, while sales for institutional and household cleaning also showed healthy rates of growth.

Costs, Licence fees and Other operating income

Total costs excluding net financials and tax rose by just over 2% to DKK 4,934 million. The increase in costs was thus just under 2% lower than the growth in sales, and was positively affected by lower exchange rates.

Production costs rose by just under 2%, which is significantly below the volume increase for the year. The gross margin rose from 51.8% to 52.8%, mainly as a result of productivity improvements and more efficient utilisation of water and energy. The gross margin increased despite higher prices for raw materials and unfavourable exchange rate movements.

Sales and distribution costs rose by just over 3%, which is below sales growth in DKK, and represent 13% of turnover.

Research and development costs rose by 3% and continue to represent 13% of turnover.

Administrative costs rose by 1%, and continue to represent 10% of turnover.

Other operating income was DKK 31 million, compared with DKK 44 million in 2003. Seen in relation to 2003, a lower level of support was received from the US Energy Department in connection with research into better enzymes for production of fuel ethanol.

Depreciation and amortisation charges totalled DKK 519 million, compared with DKK 523 million in 2003.

Operating profit

Operating profit rose by 11% to DKK 1,090 million, DKK 1,057 million of which relates to enzymes and DKK 33 million to microorganisms. The operating profit margin, calculated as operating profit as a percentage of sales, was 18.5% for enzymes and 11.1% for microorganisms, compared with 17.6% and 2.3% respectively in 2003.

Novozymes A/S
Investor Relations
2004-46221-01
Krogshoevej 36
2880 Bagsvaerd
Denmark
'Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Net financials

(DKK million)	2004	2003
Net foreign exchange gain/(loss)	33	81
Net interest expenses	(35)	(41)
Other financials	(7)	(7)
Total financials	**(9)**	**33**
Net interest-bearing debt, end	706	802

Net foreign exchange gains were primarily due to realised and unrealised gains, mainly on the hedging of exposures to the USD and JPY.

Foreign exchange gains were significantly lower in 2004 than in 2003, as the fall in the USD has been relatively smaller over the last financial year.

Net interest expenses fell in 2004 as a result of lower net interest-bearing debt and a generally lower interest rate level in 2004.

Profit before and after tax

Novozymes generated profit of DKK 1,081 million before and DKK 782 million after tax, corresponding to rises of just under 7% and 8% respectively compared with 2003.

Cash flow, investments, acquisitions

(DKK million)	2004	2003
Cash flow before change in working capital	1,306	1,229
Cash flow from operating activities	1,287	1,374
Cash flow from investing activities	(207)	(574)
Free cash flow	**1,080**	**800**
Cash flow from financing activities	(1,029)	(998)
Net cash flow	**51**	**(198)**
Acquisitions	0	182

In 2004 there was a lower level of stock building and a small fall in total debtor balances.

Net investments were positively affected by one-off items relating to termination of dollar-hedging transactions, the amount in question being DKK 131 million.

Free cash flow was DKK 1,080 million, which is a healthy increase compared with last year. Free cash flow in 2003 included acquisitions of DKK 182 million, whereas no acquisitions were made in 2004.

Return on invested capital

Average invested capital as a percentage of net turnover fell from 89% in 2003 to 79% in 2004. Return on invested capital after tax (ROIC) rose to 17.3% in 2004, compared with 15.0% in 2003. The return for 2004 thus exceeds the long-term financial target for ROIC formulated at the time of the stock exchange listing in 2000.

Novozymes A/S
Investor Relations
2004-46221-01

Krogshoevej 36
2880 Bagsvaerd
Denmark

'Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Balance sheet and development in shareholders' equity

Shareholders' equity was DKK 3,860 million at the end of 2004, compared with DKK 4,144 million on January 1, 2004. Shareholders' equity was increased by retained earnings for the period but reduced by dividend payments, purchase of own shares and currency translation adjustments in respect of subsidiaries' net assets.

A dividend of DKK 217 million was paid for 2003.

Purchase of own shares for DKK 847 million, reduced by exercise of share options (DKK 43 million), decreased shareholders' equity by DKK 804 million in the period.

The holding of own shares as at December 31, 2004 consisted of 6,010,000 B shares, equivalent to 8.3% of the share capital.

Assets (DKK million)		Liabilities (DKK million)	
		Shareholders' equity beginning of 2004	4,144
		Retained earnings	782
Intangible fixed assets	471	Dividend paid	(217)
Tangible fixed assets	3,522	Purchase of own shares, net	(804)
Financial fixed assets	0	Currency translation adj. for net assets, etc.	(45)
Total fixed assets	**3,993**	**Shareholders' equity end 2004**	**3,860**
Stocks	1,130	**Minority interests**	32
Debtors	1,387	**Total provisions**	752
Securities	93	Total long-term liabilities	1,267
Cash at bank and in hand	531	Total current liabilities	1,223
Total current assets	3,141	**Total liabilities**	**2,490**
Total assets end 2004	7,134	**Total liabilities and shareholders' equity end 2004**	7,134

Change to accounting policies

Novozymes is changing its accounting policies with effect from January 1, 2005 and will in future follow the International Financial Reporting Standards (IFRS). This involves a change in accounting policies in the following areas:

- share-based remuneration
- financial instruments
- capitalised borrowing costs
- provisions for employee benefits
- business combinations

The outlook for 2005 has been calculated in accordance with the International Financial Reporting Standards (IFRS). The transition to IFRS does not, however, have any impact on the growth. Appendix III shows the summary and key figures for profit/loss and balance sheet for the financial years 2000 to 2004 inclusive in accordance with the IFRS principles, together with the effects of the transition to IFRS. Presenting the accounts pursuant to IFRS reduces the net profit for 2004 by around DKK 18 million and has only a limited impact on the balance sheet and individual key figures.

Novozymes A/S
Investor Relations
2004-46221-01
Krogshoevej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Outlook for 2005

(DKK)	USD	JPY	CNY
Average exchange rate for 2004	599	5.54	72.32
Spot rate, Jan. 28, 2005	571	5.53	68.97
Development	-5%	0%	-5%

The key sales currencies are weaker against the DKK than the average rates for 2004. Weaker exchange rates will have a negative impact on the financial results in 2005.

Operating profit is expected to increase by more than 10% in local currencies. Calculated in DKK, growth in operating profit is expected to be just below 6%. The outlook for growth in net profit is around 5%. New share buy-backs worth DKK 650 million will be implemented.

This outlook is based on exchange rates remaining at their current levels for the rest of 2005, particularly the USD, CNY and JPY against the DKK.

In greater detail, the outlook is as follows:

- Growth in net turnover of 6-7% in local currencies, while growth calculated in DKK is expected to be around 4%. Less favourable exchange rates are thus expected to reduce sales growth by more than 2 percentage points. Market dynamics driven by exchange rate movements will also have a negative impact on sales growth
- Launch of 4-6 new enzyme products
- Growth in operating profit calculated in local currencies is expected to exceed 10%. Operating profit will be negatively affected by less favourable exchange rates, since Novozymes has a higher proportion of costs than revenue denominated in DKK. Calculated in DKK, operating profit is expected to rise just below 6%. Other things being equal, a 5% change in the exchange rate is expected to have an impact on operating profit of DKK 30-40 million and DKK 5-15 million for the USD and JPY respectively
- Operating profit margin of just over 18%, despite the negative currency effect
- Net financial costs of DKK 40-50 million. Net financials are expected to be positively affected by currency-hedging gains. Expected net cash flows in USD and JPY have been hedged for 2005
- Growth in net profit of around 5%, negatively impacted by exchange rate movements
- Investments in tangible fixed assets before acquisitions are expected to be on a par with depreciation and amortisation charges for 2005. Accumulated investments - excluding acquisitions - for the period 2003-2005 are thus expected to be significantly below depreciation and amortisation charges for the equivalent period, as per the overall investment framework published on February 5, 2003
- Free cash flow before acquisitions of DKK 750-850 million
- Return on invested capital after tax of just over 17%, on a par with 2004

Capital structure

Novozymes' capital base has strengthened significantly since its stock exchange listing in November 2000. At the beginning of 2001 Novozymes had net interest-bearing debt of DKK 1,342 million and shareholders' equity of DKK 3,962 million. After acquisitions worth DKK 644 million and total repayments to shareholders of DKK 2,505 million in the form of share buy-backs and dividend payments, net interest-bearing debt had fallen to DKK 706 million by the end of December 2004, while shareholders' equity as at January 1, 2005 was DKK 3,860 million.

Given the expectation that free cash flow will continue to be generated at a relatively high level over the next few years, optimisation of the capital structure will continue in 2005.

The Board of Directors has therefore decided

- to begin a new share buy-back programme worth a total of DKK 650 million within the overall framework of DKK 2.5 billion planned for share buy-backs;
- to recommend the following to the Annual Meeting of Shareholders in March 2005:
  - payment of a dividend for the financial year 2004 of DKK 3.50 per DKK 10 A/B share, an increase of 11% on the dividend of DKK 3.15 per share for 2003
  - a write-down in the nominal share capital of DKK 30 million, equivalent to 4.1% of the total share capital, to enable the share buy-back programme to be implemented. After the proposed write-down, the nominal share capital will be DKK 696 million

It should be mentioned in this connection that if future buy-back programmes have a negative impact on the liquidity of the company's share, Novozymes' principal shareholder, Novo A/S, has indicated it would view this in a positive light. Following the write-down of Novozymes' share capital, Novo A/S divested shares in 2004, thereby reducing the relative proportion of ownership interest in Novozymes to 25.5% of the total share capital.

Business development outside enzymes and microorganisms

HyaCare®, hyaluronic acid produced using microorganisms, was launched in October 2004 for sale to the cosmetics industry. Work to make HyaCare ready for sale within the medical device and pharmaceutical industries is progressing satisfactorily.
If the launch of hyaluronic acid is a success, investment in a separate production facility is likely.

Novozymes has also entered into an alliance with the Australian company Meditech Research Limited, which is researching the use of hyaluronic acid based drug formulations in the treatment of colorectal cancer. Meditech Research Limited began clinical phase 2 trials in December 2004 and Novozymes is contributing to the financing of this. The agreement gives Novozymes the exclusive right to supply hyaluronic acid for the manufacture of products under this agreement, plus royalties on the sales thereof.

Events occurring after the close of the financial year

- The share buy-back programme worth a total of DKK 850 million which started on January 30, 2004 finished on January 3, 2005. Novozymes' holding of own shares on that date was 6,020,000, equivalent to 8.3% of the total share capital
- With effect from January 1, 2005 Novozymes has changed its accounting policies in line with the International Financial Reporting Standards (IFRS).

Novozymes A/S
Investor Relations
2004-46221-01

Krogshoevej 36
2880 Bagsvaerd
Denmark

'Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Environmental and social discussion

As previously, this Stock exchange announcement contains selected results within the environmental and social area. This is done in order to provide a broader picture of Novozymes, and is a natural extension of the requirements of the Danish Company Accounts Act relating to reporting of non-financial aspects.

Definitions of the individual indicators can be found in the Novozymes Report 2003 under Accounting policies, pages 13-15 of Accounts and Data, see www.novozymes.com.

Selected environmental and social results	Full year	
	2004	2003
Eco-Productivity Index, water	116	110
Eco-Productivity Index, energy	113	108
Frequency of occupational accidents per million working hours	7.1	7.1
Frequency of occupational diseases per million working hours	1.1	2.7
Employees, total	3,966	3,872
Yearly job creation		
- Growth in number of employees, acquisitions	0	14
- Growth in number of employees, organic	94	120

The Eco-Productivity Index for Water and Energy is calculated each year based on an index of 100 at the start of the year.

Water and energy – effective utilisation of resources

The target for 2004 was to improve the eco-productivity index for water and energy by 5% or, in other words, to improve utilisation of water and energy per enzyme unit produced by 5% compared with consumption in 2003. The improvement in eco-productivity in 2004 was 16% for water and 13% for energy. Both indices are higher than in the same period of 2003. The improvements can partly be attributed to product mix and a general increase in utilisation of production facilities, while the remainder of the efficiency improvement can primarily be attributed to production optimisation.

Occupational accidents resulting in absence, and occupational diseases

The frequency of reported occupational accidents resulting in absence was 7.1 in 2004, which is the same as last year. The target for 2004 of no increase in the frequency of occupational accidents was thus achieved, and is supported by a clear fall in the frequency of accidents requiring professional first aid, which was 5.7 in 2004 compared with 6.5 in 2003.

The frequency of occupational diseases in 2004 fell to 1.1% from 2.7% in the previous year.

Job creation

The growth in number of employees is exclusively organic, as there were no acquisitions in 2004. Geographically speaking, China has accounted for the largest increase.

Novozymes has set ten targets for 2005 in the social and environmental area. Details of the individual targets can be found at www.novozymes.com.

Novozymes A/S
Investor Relations
2004-46221-01

Krogshoevej 36
2880 Bagsvaerd
Denmark

'Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Financial calendar 2005

February 3, 2005	Annual report 2004 available at www.novozymes.com
March 7, 2005	Annual report 2004 available in printed form
March 16, 2005	Annual Meeting of Shareholders at KB-Hallen, Peter Bangs Vej 147, 2000 Frederiksberg, Denmark
April 28, 2005	First quarter 2005 Group financial statement
August 11, 2005	First half 2005 Group financial statement
October 27, 2005	First three quarters 2005 Group financial statement

Forward-looking statements

This Stock exchange announcement contains forward-looking statements, including the financial outlook for 2005. Forward-looking statements are, by their very nature, associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

Bagsværd, January 31, 2005
Board of Directors
Novozymes A/S

Appendix 1 contains quarterly sales figures broken down by industry and geographical area.

Appendix 2 contains the profit and loss account, statement of cash flows, etc. and balance sheet - assets and liabilities - as at December 31, 2004.

Appendix 3 contains the summary and key figures from the profit and loss account and balance sheet for the period 2000-2004 calculated in accordance with the International Financial Reporting Standards (IFRS), and the impact of this transaction on the 2004 results.

Contact persons

Media relations:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Investor Relations:

Outside the USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): +45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
2004-46221-01

Krogshoevej 36
2880 Bagsvaerd
Denmark

'Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 1

(DKK million)	2003 Q4	Q3	Q2	Q1	2002 Q4	Q3	Q2	Q1
Enzymes	**1,437**	**1,477**	**1,452**	**1,360**	**1,371**	**1,461**	**1,331**	**1,379**
-technical enzymes	862	931	897	863	865	908	858	862
-detergent	483	525	512	518	506	529	502	515
-other technical	379	406	385	345	359	379	356	347
-food enzymes	371	373	367	328	329	399	333	352
-feed enzymes	204	173	188	169	177	154	140	165
Microorganisms	**67**	**67**	**83**	**81**	**59**	**72**	**65**	**65**
Net turnover	**1,504**	**1,544**	**1,535**	**1,441**	**1,430**	**1,533**	**1,396**	**1,444**

(DKK million)	2004 Q4	Q3	Q2	Q1	2003 Q4	Q3	Q2	Q1	% change Q4/Q4
Europe, Middle East & Africa	691	695	663	630	669	713	610	653	3
North America	402	452	471	443	403	445	439	415	(0)
Asia Pacific	290	281	278	267	253	255	257	279	15
Latin America	121	116	123	101	105	120	90	97	15
Net turnover	**1,504**	**1,544**	**1,535**	**1,441**	**1,430**	**1,533**	**1,396**	**1,444**	**5**

Novozymes A/S
Investor Relations
2004-46221-01

Krogshoevej 36
2880 Bagsvaerd
Denmark

'Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

The Novozymes Group

Profit and loss account

	2004 DKK million	2003 DKK million
Net turnover	6,024	5,803
Production costs	2,845	2,799
Gross profit	**3,179**	**3,004**
Sales and distribution costs	750	730
Research and development costs	775	749
Administrative costs	595	587
Licence fees and Other operating income (net)	31	44
Operating profit	**1,090**	**982**
Financial income	89	223
Financial costs	98	190
Profit before taxation	**1,081**	**1,015**
Corporation tax	288	280
Profit including minority interests	**793**	**735**
Equity minority interests	(11)	(9)
Net profit	**782**	**726**
Proposed dividend per share	DKK 3.50	DKK 3.15
Earnings per share	DKK 11.45	DKK 10.30
Earnings per share, diluted	DKK 11.20	DKK 10.24

Novozymes A/S
Investor Relations
Krogshoevej 36
2880 Bagsvaerd
Denmark
'Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Cash flows and financial reserves

	2004 DKK million	2003 DKK million
Net profit	**782**	**726**
Reversals with no effect on cash flow	956	806
Corporation tax paid	(437)	(262)
Interest received	48	137
Interest paid	(43)	(178)
Cash flow before change in working capital	**1,306**	**1,229**
Change in working capital:		
(Increase)/decrease in trade debtors and other debtors	(1)	(143)
(Increase)/decrease in stocks	(42)	147
Increase/(decrease) in amounts owed to related parties (net)	(2)	2
Increase/(decrease) in trade creditors and other creditors	26	139
Cash flow from operating activities	**1,287**	**1,374**
Investments:		
Purchase of intangible fixed assets	(54)	(3)
Sale of tangible fixed assets	2	6
Purchase of tangible fixed assets	(281)	(395)
Redemption of currency swap	131	-
Acquisition of activities	-	(123)
Purchase of minority shares	(5)	(59)
Cash flow from investing activities	**(207)**	**(574)**
Free cash flow	**1,080**	**800**
Financing:		
Non-current loan repayments	(500)	(500)
Net loans to Houseowners' Associations	470	-
Sale of shares in Novo Nordisk A/S	22	52
Purchase of own participating interests	(804)	(388)
Dividend paid	(217)	(162)
Cash flow from financing activities	**(1,029)**	**(998)**
Net cash flow	**51**	**(198)**
Unrealised gain/(loss) on currencies and securities included in the financial reserves	(4)	6
Net change in financial reserves	**47**	**(192)**
Financial reserves at January 1	436	628
Financial reserves at December 31	**483**	**436**
Undrawn committed credit facilities	3,000	3,000
Financial reserves at December 31	**3,483**	**3,436**

Novozymes A/S
Investor Relations
Krogshoevej 36
2880 Bagsvaerd
Denmark
'Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Balance sheet

	Dec. 31, 2004 DKK million	Dec. 31, 2003 DKK million
ASSETS		
Completed IT development projects	93	97
Acquired patents, licences and know-how	263	312
Goodwill	95	125
IT delopment projects in progress	20	-
Intangible fixed assets	**471**	**534**
Land and buildings	1,842	1,877
Production plant and machinery	1,045	1,090
Other equipment	329	342
Tangible fixed assets under construction and payments on account for tangible assets	306	474
Tangible fixed assets	**3,522**	**3,783**
Other securities and participating interests	-	-
Financial fixed asset	**-**	**-**
Total fixed assets	**3,993**	**4,317**
Raw materials and consumables	167	168
Work in progress	298	297
Finished goods	665	652
Stocks	**1,130**	**1,117**
Trade debtors	859	865
Amounts owed by related parties	56	57
Tax receivable	227	202
Deferred tax receivable	26	24
Other debtors	219	365
Debtors	**1,387**	**1,513**
Securities	**93**	**115**
Cash at bank and in hand	**531**	**571**
Total current assets	**3,141**	**3,316**
Total assets	**7,134**	**7,633**

Novozymes A/S
Investor Relations
Krogshoevej 36
2880 Bagsvaerd
Denmark
'Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Balance sheet

	Dec. 31, 2004 DKK million	Dec. 31, 2003 DKK million
LIABILITIES AND SHAREHOLDERS' EQUITY		
Share capital	726	754
Other comprehensive income	(136)	(100)
Own participating interests	(1,316)	(1,018)
Retained earnings	4,353	4,290
Proposed dividend	233	218
Total shareholders' equity	**3,860**	**4,144**
Minority interests	**32**	**31**
Provisions for pension commitments and similar obligations	15	20
Provisions for deferred tax	718	874
Other provisions	19	20
Total provisions	**752**	**914**
Credit institutions	1,245	1,072
Amounts owed to related parties	22	23
Total long-term liabilities	**1,267**	**1,095**
Credit institutions	48	373
Trade creditors	202	208
Amounts owed to related parties	68	70
Tax payable	81	67
Other creditors	824	731
Total current liabilities	**1,223**	**1,449**
Total liabilities	**2,490**	**2,544**
Total liabilities and shareholders' equity	**7,134**	**7,633**

Novozymes A/S
Investor Relations
2004-46221-01

Krogshoevej 36
2880 Bagsvaerd
Denmark

'Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 3

IFRS
Summary and key figures 2004-2000

	2004	2003	2002	2001	2000
Profit and loss account					
Net turnover	5,988	5,775	5,632	5,252	5,033
Operating profit	1,089	998	964	918	838
Net profit	764	737	653	603	481
Balance sheet					
Total fixed assets	3,908	4,206	4,453	4,651	4,443
Total assets	7,076	7,498	8,198	8,286	8,171
Shareholders´ equity	3,917	4,048	4,046	3,938	3,842
Key figures					
Operating profit margin	18.2%	17.3%	17.1%	17.5%	16.7%
ROIC	17.4%	15.5%	13.6%	12.5%	10.2%
Earnings per share (EPS)	11.19	10.46	9.03	8.19	6.39
Earnings per share, diluted (EPS)	10.94	10.40	9.00	8.16	6.38

PROFIT AND LOSS ACCOUNT	Current accounting policies Dec. 31, 2003	IFRS effect	IFRS, Dec. 31, 2004
Reclassification relating to cooperation agreements		(36)	
Turnover	**6,024**	**(36)**	**5,988**
Reclassification relating to cooperation agreements		36	
Provisions for employee benefits		(5)	
Share-based remuneration with own participating interests			
- employee costs		(20)	
Borrowing costs - depreciation		15	
Amortisation of goodwill		9	
Operating profit	**1,090**	**(1)**	**1,089**
Share-based remuneration with own participating interests			
- fair value adjustment		(8)	
Other share-based remuneration		(16)	
Profit before tax	**1,081**	**(25)**	**1,056**
Tax relating to above items		7	
Net profit	**782**	**(18)**	**764**

Novozymes A/S
Investor Relations
2004-46221-01
Krogshoevej 36
2880 Bagsvaerd
Denmark
'Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement



January 4, 2005

Novozymes A/S

Share buy-back programme completed

In connection with the Group financial statement for 2003 published on January 29, 2004, Novozymes launched a major share buy-back programme worth a total of DKK 2.5 billion over the following three to four years. As part of this broader programme, a buy-back programme worth DKK 650 million was introduced specifically for 2004. When the results for the third quarter were published on October 27, 2004, the 2004 share buy-back programme was extended by DKK 200 million to encompass total buy-backs in 2004 of DKK 850 million.

With reference to the above, the company can announce that this share buy-back programme has now been completed. Novozymes A/S currently holds 6,020,000 B shares in Novozymes A/S, corresponding to 8.3% of its total share capital.

The average price paid for the Novozymes A/S B shares bought back during the period from January 30, 2004 to January 3, 2005 was DKK 258.46 per share, corresponding to total share buy-backs of DKK 850 million.

Contact persons:

Press and media:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Investor Relations

Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): +45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
2004-47288-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27